Exhibit 99.1

FCA and Ferrari Announce Timing and Additional Details of Ferrari Separation

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) Ferrari N.V. (NYSE: RACE) and FE New N.V.(1) (“Ferrari”) today announced the timing and additional details regarding the separation of the Ferrari business from the FCA group (the “Separation”).

Upon completion of the Separation, FCA’s current equity interest in Ferrari N.V. (“Predecessor Ferrari”), corresponding to approximately 80% of its share capital, will be distributed to holders of FCA shares and mandatory convertible securities (“MCS”).
The Separation will be effected through a series of transactions that are expected to take effect between January 1, 2016 and January 3, 2016 as previously announced by FCA and Predecessor Ferrari.
As part of the Separation, FCA shareholders will receive one common share of Ferrari for every ten common shares of FCA and one special voting share of Ferrari for every ten special voting shares of FCA held. The record date of the Separation with respect to shares held in the U.S. and Italian centralized clearing systems is January 5, 2016. In addition, holders of MCSs will receive 0.77369 common shares of Ferrari for each MCS unit held of record on January 5, 2016.
Ferrari shares will be allocated to the book entry accounts of holders of FCA shares and MCSs on January 7, 2016, except that Ferrari shares issued in respect of FCA shares held through participants in the Monte Titoli system will be allocated on January 6, 2016 to account for the different standard settlement periods on the U.S. and Italian markets.
No fractional Ferrari shares will be delivered in connection with the Separation. Any fractional entitlements will be aggregated and sold in the open market by intermediaries on behalf of holders or by the transfer agent for Ferrari shares, with the net cash proceeds distributed pro rata to FCA shareholders or MCS holders who would otherwise have an entitlement to a fractional share of Ferrari.
In addition, in connection with the Separation, holders of FCA shares will receive a cash payment of Euro 0.01 for each share held as of January 5, 2016, the record date of the distribution with respect to shares held in the U.S. and Italian centralized clearing systems(2). Such cash payment, less any required applicable withholding tax, will be made on January 13, 2016.
FCA common shares will commence trading “ex” Ferrari on January 4, 2016 on both the New York Stock Exchange (“NYSE”) and the Mercato Telematico Azionario managed by Borsa Italiana (“MTA”). Therefore, the last date on which FCA common shares purchased will include the right to receive Ferrari shares in connection with the Separation will be December 30, 2015 (for trading on the MTA) or December 31, 2015 (for trading on the NYSE), the last trading day of the year.
Ferrari common shares will continue to trade on the NYSE under the RACE ticker symbol. However, beginning January 4, 2016 Ferrari common shares will trade under a new CUSIP: N3167Y 103. Ferrari has been advised by the NYSE that common shares of Ferrari delivered pursuant to the Separation will trade on a “when issued” basis on NYSE between January 4 and January 7, 2016 and will begin trading “regular way” on January 8, 2016. Common shares of Ferrari held by the public prior to the Separation will continue to trade “regular way” throughout this period.
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(1)
As part of the Separation, Ferrari N.V. will be merged into FE New N.V., which immediately before the merger will hold the shares in Ferrari N.V. now held by FCA. FE New N.V. will then be renamed Ferrari N.V.

(2)	This payment corresponds to the nominal value of shares issued in an interim step of the Separation.

In addition, as previously announced and subject to publication of the required listing prospectus and authorization by the competent securities regulatory authorities, Ferrari common shares will start trading on the MTA on January 4, 2016, under the RACE ticker symbol and the ISIN code NL0011585146.
The transfer agent and registrar for the Ferrari’s common shares is Computershare Trust Company, N.A. The MTA listing prospectus will be available and published on the investor relations page of the www.ferrari.com website. For questions relating to the distribution of common shares, shareholders may contact Computershare via phone at +1-866-289-9404 or via email at web.queries@computershare.com. Any shareholder that holds common shares through a bank, broker or other intermediary or nominee, should contact that institution directly. Additional information on the Separation will also be made available on the investor relations pages of the www.fcagroup.com and www.ferrari.com websites.
London, 22 December 2015

For further information:

Fiat Chrysler Automobiles
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com
Ferrari
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.